Filer:  Thermo Cardiosystems Inc.
                                     Subject Company:  Thermo Cardiosystems Inc.
                               Subject Company Exchange Act File No.:  001-10114
                                          Registration Statement No.:  333-


PRESS RELEASE:

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                Thermo Cardiosystems and Thoratec Laboratories
                            Announce Merger Agreement

WOBURN, Mass., October 3, 2000 - Thermo Cardiosystems Inc. (ASE: TCA) announced today that it has entered into a definitive merger agreement with Thoratec Laboratories Corporation (NASDAQ: THOR). Under the terms of the agreement, each issued and outstanding share of Thermo Cardiosystems stock will be exchanged for
0.835 shares of newly issued Thoratec stock. The companies expect that the transaction will be treated as a tax-free exchange.

      "We're  delighted  to  join  forces  with  a  company  that,  like  Thermo
Cardiosystems, has a long, proud history of developing new and innovative heart-assist technologies for the treatment of heartfailure patients," said R. Michael Kleine, chief executive officer of Thermo Cardiosystems. "The new organization, to be called Thoratec Corporation, will bring together the knowledge and resources of two dynamic and growing companies, and will greatly improve our ability to develop, manufacture, and distribute our current and next-generation HeartMate(R) left ventricular-assist systems."

      The agreement includes Thermo Cardiosystems' International Technidyne and Nimbus subsidiaries. Closing of the transaction, which is expected in the first quarter of 2001, is subject to approval by shareholders of both companies, regulatory approval, and usual conditions. As part of the agreement, Thermo Electron will vote its shares in favor of the transaction.

      Thoratec, based in Pleasanton, California, is engaged in the research, development, manufacture, and marketing of medical devices for circulatory support and vascular graft applications. Thoratec's VAD System is currently used by approximately 150 leading hospitals around the world as a bridge to transplant and for recovery of the natural heart following open heart surgery. Its Vectra(TM) vascular access graft, which is used in patients undergoing hemodialysis, is currently approved for sale in Europe, Japan, and a number of other countries and is in final clinical trials in the U.S. Thoratec's Aria(TM) coronary artery bypass graft, which is designed for use by patients having too few suitable native blood vessels, is currently in clinical trials in the U.S. and Canada.

      D. Keith Grossman, president and chief executive officer of Thoratec, said, "The proposed combination of these two successful companies will create a world-class medical technology company and assure that we remain competitive within the dynamic world of cardiac surgery and congestive heart failure. Both companies have experienced strong growth in revenues and cash flow, and we believe that the complementary nature of our products and technologies will enable us to more effectively market our devices to the medical community. We expect that customers of both companies will be enthusiastic about the current and future benefits resulting from this transaction."

      Thoratec reported revenues of $22.5 million in 1999 and $14.9 million for the first six months of 2000. Thermo Cardiosystems had revenues of $79.1 million in 1999 and $42.8 million for the first six months of 2000. The combined company will have approximately 700 employees. Management of Thermo Cardiosystems will continue to operate its facilities in Massachusetts, New Jersey, and California.
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      Upon completion of the merger,  Thermo  Cardiosystems common stock will no longer be traded on the American Stock Exchange. Thermo Cardiosystems' parent company, Thermo Electron Corporation (NYSE: TMO), which owns approximately 23.1 million shares of Thermo Cardiosystems stock, will own approximately 34 percent of Thoratec. The merger agreement includes a provision that restricts the sale by Thermo Electron of the Thoratec shares it receives in this transaction. The restriction lapses gradually over the 18-month period immediately following the closing of the transaction, with no sales permitted prior to four months after the closing.

      Options to purchase Thermo Cardiosystems common stock would be assumed by Thoratec and converted into options to purchase Thoratec common stock. Thermo Cardiosystems' 4 3/4% convertible subordinated debentures due 2004 would be assumed by Thoratec, although Thermo Electron would continue to guarantee these debentures. As part of the agreement, Thoratec will segregate $45 million of cash as security for this guarantee.

      Separately, Thermo Cardiosystems announced that its results for the third quarter of 2000 will be lower than anticipated, due in part to the uncertainty related to the proposed sale of the company. Revenues for the third quarter were approximately $19.3 million, compared with $19.7 million for the third quarter of 1999. Thermo Cardiosystems intends to announce its full quarterly results on October 30, 2000.

      Thermo Cardiosystems has been advised by J.P. Morgan Securities Inc. and Chase Securities Inc.

      Thermo Cardiosystems will hold a conference call tomorrow, October 4, at 10 a.m. EDT. To listen, dial 888-872-9028 within the U.S., or 973-633-6740 outside the U.S. A recording will be available until October 11, 2000. To listen to the replay, please call 888-463-5487 within the U.S., or 402-220-2923 outside the country.

      Thermo Cardiosystems Inc. is a leader in the research, development, and manufacture of implantable left ventricular-assist systems (LVAS). Its air-driven and electric HeartMate heart-assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the United States, Europe, and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron company. More information is available on the Internet at http://www.thermocardio.com.

Other Important Information:
The transaction described in this announcement has not yet commenced. Once the transaction commences, we will file a joint proxy statement/prospectus with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the transaction. You can obtain the joint proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

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You can call us at (781) 622-1111, or write to us at:

      Investor Relations Department
      Thermo Cardiosystems Inc.
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 1, 2000. These include risks and uncertainties relating to: regulatory approvals, reimbursement by insurers, medical community acceptance, technological change, competition, new products, availability of materials and components, intellectual property rights, limited experience in commercializing LVAS products, product liability, and international operations and sales.


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